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ANNUAL AUDITED REP...
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-68627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSEC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 West 112th Street, Suite 500
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

RSM Plaza 801 Nicollet Mall, West Tower, Suite 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSEC, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Alexandra Wales

Notary Public

02/27/2019

ALEXANDRA WALES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184015146
MY COMMISSION EXPIRES 04/05/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSEC, LLC

Financial Statements

December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	5
NOTES TO FINANCIAL STATEMENT	6

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Directors and the Member of MSEC, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MSEC, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note C to the financial statement, the Company has changed its method of accounting for revenue recognized from contracts with customers during the year ended December 31, 2018, due to the adoption of *FASB Accounting Standards Codification* Topic 606: Revenue from Contracts with Customers.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

RSM US LLP

Minneapolis, Minnesota
February 27, 2019

FINANCIAL STATEMENT

MSEC, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS	
Cash and cash equivalents	$ 1,025,911
Receivables from customers	53,582
Receivables from affiliates	48,964
Other assets	98,690
Equipment, net of accumulated depreciation of $12,508	2,655
Total assets	$ 1,229,802
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,599
Commissions payable	17,852
Due to parent	143,329
Total liabilities	162,780
Commitments and contingencies (Note H)	
Member's Equity	1,067,022
Total liabilities and member's equity	$ 1,229,802

The accompanying notes are an integral part of these financial statements.

MSEC, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

MSEC, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). The Company is a U.S. Securities and Exchange Commission (SEC) registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates per the FINRA membership under the provisions of Rule 15c3-3(k)(2)(i) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of MSEC, LLC". Through the Company's mutual fund and variable annuity business procedures of assuring that checks are made payable to a third-party, and sent no later than noon the following business day to the appropriate third-party, the Company also met the identified exemption provisions in paragraph (k)(1). The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States. The primary purpose of the Company is to support transactions for the affiliates which are subsidiaries of the Parent that are required to run through a broker dealer as described in Note E. The services provided by the affiliates include insurance, M&A support, private equity investment and asset management.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statements. Substantially all assets and liabilities are recorded at fair value.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Accounts Receivable*

The Company's accounts receivable are balances due from customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2018, there was no allowance recorded in the financial statements.

4. *Other Assets*

At December 31, 2018, other assets are primarily composed of prepaid FINRA expenses of $39,560 and prepaid technology expense of $45,000. The remaining balance in other assets is comprised of various other prepaid expenses.

5. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2018 totaled $1,300.

6. *Capitalized contract costs*

Deferred contract costs relate to sales commissions paid to employees for obtaining contracts with clients and are included in other assets on the statement of financial condition. These costs are amortized to expense on a straight-line basis over a period that is consistent with how the related revenue is recognized. At December 31, 2018 and January 1, 2018, we had $0 and $30,000 of deferred contract costs, respectively.

The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: (i) the Company's performance obligation is part of a contract that has an original expected duration of one year or less and/or (ii) the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under ASC 606. The practical expedient applies to and is elected for contracts where we recognize revenue at the amount to which we have the right to invoice for services performed. The Company also applied Topic 606's practical expedient that allows for no adjustment to consideration due to a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or service to the customer will be one year or less.

7. *Contract balances*

Receivables from contracts with customers within the scope of ASC 606 were $74,891 at January 1, 2018 and $101,696 at December 31, 2018 and were recorded in receivables from customers and receivables from affiliates on the statement of financial condition. At January 1, 2018 and December 31, 2018, the Company had $90,000 and $0 of deferred revenue recorded on the statement of financial condition and had $30,000 and $0 of deferred expenses recorded in other assets on the statement of financial condition, associated with outstanding contracts from customers. The company does not have any other significant contract assets or contract liability balances as of December 31, 2018 and January 1, 2018.

8. *Income Taxes*

The Company is a single member limited liability company owned by a sole member and is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The member's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly. Generally, the tax authorities can examine any tax returns filed for the last three years.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

9. *Subsequent Events*

The Company evaluated the financial statements for subsequent events through February 27, 2019, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Throughout 2016 and 2017, FASB has issued ASUs 2017-14, 2017-13, 2017-05, 2017-03, 2016-20, 2016-12, 2016-11, 2016-10, and 2016-08 related to various amendments associated with Topic 606, Revenue from Contracts with Customers, which was created upon issuance of ASU 2014-09. These amendments do not change the core principle of the guidance in Topic 606, rather, the amendments affect only narrow aspects of Topic 606. The effective date of these amendments are the same as the effective date and transition requirements for Topic 606. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) to defer the effective date by one year of the FASB issued ASU 2014-09. ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The amendments affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for annual reporting periods beginning after December 15, 2017, but may be adopted early.

Management adopted the provisions as of January 1, 2018, which requires the Company to recognize revenue after having progressed through the five-step model of FASB ASC 606, when applicable: 1) Identify the contract with the customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 provides for two transition methods available for an entity to elect from at adoption of the standard. The full-retrospective method requires Topic 606 to be applied to all prior reporting periods presented. The modified-retrospective method requires the application of Topic 606 at the adoption date to be accounted for through a cumulative effect adjustment from the initial application of Topic 606 to the beginning balance of member's equity in the year of adoption. The Company has chosen to use the modified-retrospective method for contracts not completed at December 31, 2017.

With respect to Commission income, the Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with previous guidance and practices applied by the Company.

For Investment banking fees; M&A advisory fees, the company changed the accounting policy for the manner in which it was recording non-refundable marketing fees as revenue from "when received" to "deferred" until the performance obligation has been completely satisfied at a point in time. After reviewing the contracts, these fees do not represent a distinct performance obligation; rather the services help to fulfill one overall promise made to the customer and therefore, should be deferred and considered a contract performance obligation under Topic 606.

The cumulative effect adjustment recorded on January 1, 2018 under the modified-retrospective method was $60,000 to decrease member's equity and create a contract liability of $90,000 and a contract asset of $30,000.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This amends the FASB ASC and creates Topic 842, Leases, and affects any entity that enters into a lease, with some specified scope exemptions. The main difference between previous U.S. GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The amendment is effective for fiscal years beginning after December 15, 2018, but may be adopted early. In January 2018, FASB issued ASU 2018-01 related to a practical expedient for Land Easement related to the transition to Topic 842. Based upon analysis performed by management, it has been determined MSEC does not have any operating or capital leases. Therefore this pronouncement will have no change on the financial statements.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $856,582 which was $845,730 in excess of its basic net capital required of $10,852, and the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distributions to the member.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in various shared services agreements are incurred by the Parent and/or an affiliate. The Company paid the Parent $362,152 during the year ended December 31, 2018. As of December 31, 2018, the Company owed the Parent $143,329 for accrued services for these operating costs and expenses. Costs are allocated monthly based on actual usage as well as a general allocation of overhead.

As of December 31, 2018, $48,114 is included in receivables from an affiliated insurance broker. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker dealer registered with the SEC.

Investment banking fees; M&A advisory services are performed for business owners in connection with private offerings by MSEC and its associated registered representatives who also perform work for an affiliate outside of MSEC. In addition to the marketing fee, a commission will be owed at the time of closing of any sale.

NOTE F - CONCENTRATION RISK

As of December 31, 2018, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE G - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.